Exhibit 100

NICE Announces Value Realization Services for Cloud Solutions

Providing strategic guidance, these services ensure customers unlock optimal value from NICE's portfolio of cloud offerings as well as each cloud application

Hoboken, N.J., January 29, 2020 – NICE (Nasdaq: NICE) today announced that its Value Realization Services (VRS) are available for solutions in the cloud. NICE VRS enables customers to unlock the full value of NICE's cloud solutions when implemented individually and as a full integration of products across the NICE cloud platform. The expansion of VRS for solutions in the cloud provides organizations with strategic guidance aligned and customized towards meeting goals. Businesses benefit from faster, long term improvement in customer and employee experiences as well as a rapid return on investment (ROI).

“Organizations can be challenged to realize value from their customer processes and technology investments, and without strategic guidance, they may not uncover their full potential, limiting their impact on the customer experience,” said Mark Smith, CEO & Chief Research Officer at Ventana Research, a research and advisory services firm specializing in customer experience. “With Value Realization Services, NICE’s cloud offering is able to meet the strategic needs of organizations that are looking to advance their customer experience efforts at any stage in the customer lifecycle.”

NICE VRS works alongside organizations at every stage of the cloud transformation journey - from assessment, program design and best practice configuration to implementation and training, providing guidance that boosts customer and employee experiences. VRS in the cloud enhances and completes NICE's SaaS offering, taking a holistic approach that considers the customer’s entire business to drive benefits across the board and positively impact the bottom line. Carefully customizing a mix of services per customer, NICE VRS helps drive their evolution with the NICE cloud platform as well as changes within their business such as new regulations, scalable growth and added complexity. A dedicated team of VRS experts supports customers across the project lifecycle, creating strong relationships and cultivating business-specific knowledge that speeds up time-to-value. This team also continually monitors and adapts customer maturity models to align with the current business environment as well as strategic initiatives, ensuring businesses stay on the path to achieving objectives.

"As migration to cloud accelerates, helping our customers achieve maximum value from cloud-based services is central to NICE’s strategy," said Barry Cooper, President, NICE Enterprise Group, “NICE's Value Realization Services provide customized, strategic guidance and dedicated services allowing organizations to optimize customer and employee experiences and gain faster ROI in the cloud”.

NICE was named a Leader in Gartner's Magic Quadrant for Workforce Engagement Management report published on February 12, 2019, for the third consecutive year.

To learn more about NICE Value Realization Services for cloud, click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.